Mail Stop 3561

      							December 30, 2005


Ms. Janice Lee
Executive Vice President and Chief Financial Officer hanarotelecom incorporated
Tae-pyung-ro 2-43
Chung-ku, Seoul 100-733
Korea

	Re:	hanarotelecom incorporated
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 29, 2005
		File No. 1-15012

Dear Ms. Lee:

      We have reviewed your supplemental response letter dated November 3, 2005 as well as your filing and have the following comments. As noted in our comment letter dated September 7, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2004

Note 26.  Reconciliation to Accounting Principles Generally
Accepted
in the United States, page F-33

1. It is unclear to us from your response to comment 2 whether you intend to disclose the differences in classification of certain income and expenses as operating income between Korean GAAP and US GAAP. We believe that you should disclose the nature and amount of income and expenses that are classified as non-operating income/expenses for Korean GAAP and as operating income/expenses for
US GAAP. For example, we note that you have classified the write-off of property and equipment as a non-operating expense for Korean GAAP.
It appears that this expense would be considered an operating expense for US GAAP and would, therefore, affect operating income for US GAAP reporting purposes. Please clearly disclose the nature and amount of these classification differences between Korean and US GAAP in future filings.

(8) Goodwill and Other Intangibles, page F-36

2. We note your response to comment 5. It is unclear to us how your policy of testing goodwill for impairment for US GAAP complies with
SFAS 142. Confirm for us, if correct, that you followed the methodology described in paragraphs 19-21 of SFAS 142 in performing your goodwill impairment test for US GAAP reporting purposes. In addition, describe this policy in future filings. Specifically, describe each of the two steps in the impairment test, as discussed in paragraphs 19 and 20, and the method for determining the implied fair value of goodwill, as discussed in paragraph 21 of SFAS 142.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director


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Ms. Janice Lee
hanarotelecom incorporated
December 30, 2005
Page 1